MEMX Execution Services LLC

Statement of Financial Condition
December 31, 2020

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/07/2019 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEMX Execution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 520
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Sauerwine _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MEMX Execution Services LLC
_____ , as
of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Megan Sauerwine
Signature

Financial and Operations Principal
Title

Based upon COVID relief statement from Commission staff
and difficulties arising from COVID-19, MEMX Execution
Services LLC is making this filing without a notarization.
_____
Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
       of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEMX Execution Services LLC
December 31, 2020
Table of Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of
MEMX Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MEMX Execution Services LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.

February 26, 2021

MEMX Execution Services LLC
Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 2,411,082
Due from clearing broker	348,978
Prepaid expenses	30,169
Total Assets	**$ 2,790,229**
Liabilities and Members' Equity	
Liabilities:	
Accrued expenses	25,250
Due to parent	1,365
Due to affiliate	101,435
Total Liabilities	**128,050**
Members' Equity:	
Contributed capital	3,000,000
Retained earnings	(337,821)
Total Members' Equity	2,662,179
Total Liabilities and Members' Equity	**$ 2,790,229**

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX Execution Services LLC (the "Company" or the "broker-dealer") was organized as a Delaware Limited Liability Company on May 7, 2019. The Company is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to support its affiliate national securities exchange, MEMX LLC, ("MEMX LLC" or the "Exchange") by taking orders from the Exchange to be routed to other venues for execution. The broker-dealer was approved by the Financial Industry Regulatory Authority ("FINRA") on June 11, 2020 but as of December 31, 2020 had not yet begun routing trades on behalf of the Exchange.

The Company is a registered broker-dealer regulated by the Securities and Exchange Commission ("SEC"), FINRA and other self-regulatory organizations ("SROs") of which it is a member, and other federal and state agencies. FINRA is the Company's designated examining authority. The Company is subject to the SEC's net capital rule, which specifies minimum net capital levels for registered broker-dealers and is designed to enforce minimum standards for the financial condition and liquidity of broker-dealers. The Company does not hold customer funds or safekeep customer securities and it clears all transactions on a fully-disclosed basis through its clearing firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement includes all accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

Segment reporting

The Company operates as one reportable operating segment, which will provide routing services, as further described in the notes to financial statement.

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statement and accompanying notes. Management believes the estimates used in preparing the financial statement are reasonable and prudent. Actual results could differ from these estimates.

Cash

The Company maintains its cash in a deposit account at one financial institution which, at times, may be in excess of federally insured limits. Management monitors the soundness of this institution and believes the Company's risk is negligible. The Company has not experienced any losses in this account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due from clearing broker

In connection with the Company's agreement with its clearing firm, the Company is required to maintain a minimum of $250,000 in a deposit account. At December 31, 2020, amounts due from broker consist solely of cash. Management monitors the soundness of this institution and does not believe cash amounts in excess of Securities Investor Protection Corporation ("SIPC") coverage to be at risk.

Members' equity

At December 31, 2020, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with percentage ownership interest and each member's liability is limited to their contribution. On January 13, 2020, MEMX Holdings made a capital contribution of $3,000,000 to the Company.

Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for income taxes is made in the financial statement as the Company is treated as a pass-through entity for federal, state and local income taxes.

As of December 31, 2020, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of December 31, 2020, the Company's tax returns are subject to examination by tax authorities for 2019.

Recently adopted and new accounting pronouncements

In February 2016, the FASB issued guidance introducing a new lease model which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new guidance establishes a right-of-use model (ROU) that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company adopted the standard for the period ended December 31, 2020. As the Company is not party to any contracts that fall within the scope of the standard, its adoption had no impact on the Company's financial statement.

In June 2016, the FASB issued guidance on the measurement of credit losses on financial instruments. This standard amended guidance related to reporting credit losses for financial assets measured at amortized cost and replaced the incurred loss impairment model with a current expected credit loss (CECL) model. CECL requires a company to estimate lifetime expected credit losses based on relevant information about historical events, current conditions and reasonable and supportable forecasts. The Company adopted the standard for the period ended December 31, 2020. The Company's adoption of the new standard had no impact on the financial statement and related disclosures.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that broker-dealers maintain a minimum level of net capital, as prescribed by the rule. The Company elects the alternative method for computing its net capital requirement. At December 31, 2020, the Company had net capital of $2,632,010, which exceeded its requirement by $2,382,010. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The Company is exempt from the SEC's Customer Protection Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders to other venues for execution on behalf of its affiliate exchange, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

4. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on the financial statement.

5. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing arrangement with MEMX Holdings and MEMX LLC, whereby support services that include compensation & benefits, facilities, technology infrastructure and certain other operating expenses are allocated to the Company. Additionally, MEMX Holdings and MEMX LLC may pay vendors for direct expenses on behalf of the Company. The Company reimburses MEMX Holdings and MEMX LLC for these expenses monthly, in arrears.

At December 31, 2020, amounts due to parent and due to affiliate include allocated expenses of $1,310 and $42,814, respectively. Additional amounts represent direct expenses paid to vendors on behalf of the Company.

The Company holds its cash balance in a deposit account at an affiliate of one of the equity members of MEMX Holdings.

The Company has an agreement with its clearing firm to provide clearing, execution and other related services. This clearing firm is an affiliate of one of the equity members of MEMX Holdings.

6. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events through the date the financial statement was available to be issued. Other than the events described below, the Company determined that there were no additional subsequent events that require disclosure or adjustment.

On February 17, 2021, the Company began routing trades on behalf of its affiliate exchange, MEMX LLC.

While the COVID-19 continues to cause economic uncertainties, management does not anticipate any significant negative implications as a result of this pandemic.